ONEFUND TRUST

200 2nd Ave. South #737

St. Petersburg, FL 33701

November 13, 2023

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: ONEFUND Trust (the “Registrant”)

File Nos. 811-21836; 333-129930

Dear Ms. Rossotto:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 64 (“PEA 64”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 68 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on September 15, 2023, with respect to the ONEFUND S&P 500, a series of the Registrant (the “Fund”).

In connection with this response letter, and on or around November 14, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 64 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 2, 2023 to PEA 64, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 64.

1.	Staff Comment: Please disclose in the footnote to the Fees and Expenses table that the expense limitation agreement will be in effect for at least one year following the date of the Prospectus.

Registrant’s Response: The Registrant confirms that the expense limitation agreement will be in effect for at least one year from the date of the Prospectus, and has revised the footnote to the Fees and Expenses table to include the termination date of the expense limitation agreement.

2.	Staff Comment: In the footnote to the Fees and Expenses table, please disclose any ability of the Adviser to recoup amounts previously waived by the Adviser under the expense limitation agreement.

Registrant’s Response: The footnote has been revised to confirm that the Adviser is not permitted to recoup any amounts previously waived or reimbursed pursuant to the expense limitation agreement.

U.S. Securities and Exchange Commission

Division of Investment Management

November 13, 2023

3.	Staff Comment: The Staff notes that the Fund’s index is changing from the S&P 500® Equal Weight Index to the S&P 500® Index. If the Fund will have more concentrated exposures to certain industries or sectors, or the Fund’s returns will be impacted by a narrower set of issuers, please consider specifically addressing material industry or sector exposures as of a recent date as well as the risks associated with investments in those industries, sectors, or issuers.

Registrant’s Response: As discussed below in response to Staff Comment 5, the Registrant has added “Concentration Risk” to the Fund’s Principal Risks. Additionally, in light of the increase in the Fund’s exposure to the information technology sector, the Registrant has added an “Information Technology Sector Risk” to the Fund’s Principal Risks.

4.	Staff Comment: The “Principal Risks” section in the Fund’s Prospectus includes an “Investment in Investment Companies Risk.” Please disclose that the Fund will look through to the underlying investments in such other investment companies when considering concentration.

Registrant’s Response: Based on information from the Adviser, investments in other investment companies will no longer be a principal strategy of the Fund following the change in the Fund’s index. Accordingly, the “Investment in Investment Companies Risk” has been redesignated as a non-principal risk of the Fund and moved to the “Non-Principal Risks of Investing in the Fund” section of the Prospectus. The new non-principal risk, however, does state that while the Fund does not regard other investment companies as an “industry” for purposes of determining industry concentration, the Fund intends to look through to the underlying investments in such other investment companies when considering concentration, subject to the Fund’s ability to obtain such information.

5.	Staff Comment: Please include a discussion of the Fund’s concentration policy in the “Principal Investment Strategies” section of the Fund’s Prospectus, as required by Item 4(a) of Form N-1A.

Registrant’s Response: Comment complied with. In addition, the Registrant has moved the “Concentration Risk” disclosure from the “Non-Principal Risks of Investing in the Fund” section of the Prospectus to the “Principal Risks” section of the Prospectus.

6.	Staff Comment: The “Recent Market Events” disclosure on page 12 of the SAI seems out of date. Consider updating as needed.

Registrant’s Response: This disclosure has been updated.

* * * * *

If you have any questions or further comments, please contact Lee Terry, counsel to the Registrant, at (303) 892-7484.

Sincerely,

/s/Michael G. Willis

Michael G. Willis

President

U.S. Securities and Exchange Commission

Division of Investment Management

November 13, 2023

Enclosure

cc: Lee Terry, Esq., Davis Graham & Stubbs LLP